7/8

02042844

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Matsui Securities Co, Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED AUG 0 1 2002 THOMSON FINANCIAL

FILE NO. 82- 5215 FISCAL YEAR 3-31-02

• Complete for initial submissions only **•• Please note name and address changes**

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 7/25/02

File No. 82-5215

㊅ 松井証券

ネットストック

June 28, 2002

AR/S
3-31-02

02 JUL -9 AM 10:49

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Matsui Securities Co., Ltd. – 12g3-2(b) exemption
FILE NO. 82-5215

Dear Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Consolidated and Non-consolidated Financial Summay under Japanese GAAP for the Year Ended March 31, 2002

If you have any further questions or requests for additional information please do not hesitate to contact Shinichi UZAWA at 011-813-3281-3119 (telephone), 011-813-3281-1985 (facsimile) or s-uzawa@matsui.co.jp(E-mail).

Very truly yours,

Matsui Securities Co., Ltd.

By T. Takagi
Name: Toshihiro Takagi
Title: Managing Director

File No. 82-5215

Consolidated Financial Summary under Japanese GAAP
For the Year Ended March 31, 2002

Date:	May 2, 2002
Company name (code number):	Matsui Securities, Co., Ltd. (8628)
Head office:	1-20-7, Nihombashi, Chuo-ku, Tokyo 103-8253, Japan
Stock exchange listing:	(In Japan) Tokyo
For inquiries:	Toshihiro Takagi Managing Director, Matsui Securities Co., Ltd. Tel: (Country Code 81) 3-3281-3121

02 JUL -3 [illegible] 10:13

Consolidated Financial Summary for the Year Ended March 31, 2002

(1) Operating results (from April 1, 2001 to March 31, 2002)

Note: All figures in the financial statements are rounded off to the nearest millionth.

	Operating revenues		Net operating revenues		Operating income		Ordinary income	
	(Millions of Yen)	(Yr/yr % change)	(Millions of Yen)	(Yr/yr % change)	(Millions of Yen)	(Yr/yr % change)	(Millions of Yen)	(Yr/yr % change)
Fiscal 2001 (2002/3)	12,785	(58.2)	11,435	(—)	4,368	(44.6)	3,939	(31.3)
Fiscal 2000 (2001/3)	8,081	(—)	—	(—)	3,022	(—)	3,001	(—)

	Net income		Earnings/Share	Fully diluted Earnings/Share	Earnings/ Shareholders' Equity
	(Millions of Yen)	(Yr/yr % change)	(Yen)	(Yen)	(%)
Fiscal 2001 (2002/3)	1,870	(20.7)	24.56	24.11	9.2
Fiscal 2000 (2001/3)	1,549	(—)	114.77	—	17.9

Note: Average number of shares outstanding: Fiscal 2001 (2002/3) 76,131,268 shares
Fiscal 2000 (2001/3) 13,497,091 shares

(2) Financial Position

	Total assets (Millions of Yen)	Shareholders' equity (Millions of Yen)	Shareholders' equity ratio (%)	Shareholders' equity/share (Yen)
Fiscal 2001 (2002/3)	187,606	31,124	16.6	355.25
Fiscal 2000 (2001/3)	208,021	9,400	7.7	258.90

Note: Shareholders' equity ratio = Total shareholders' equity/ {(Total liabilities*) + Total shareholders' equity}
(*) Excluding securities deposited by customers as collateral.
Number of shares outstanding (Consolidated) March 31, 2002: 87,611,080
March 31, 2001: 36,309,040

(3) Cash flows

	Cash flows from operating activities (Millions of Yen)	Cash flows from investing activities (Millions of Yen)	Cash flows from financing activities (Millions of Yen)	Cash and cash Equivalent at end of period (Millions of Yen)
Fiscal 2001 (2002/3)	△12,211	△1,667	18,543	7,472
Fiscal 2000 (2001/3)	1,490	65	417	2,807

(4) Scope of consolidation and equity method

Consolidated subsidiaries:	1 Company
Affiliates applicable of equity method:	None

(5) Change in scope of consolidation and equity method

Change in scope of consolidation and equity method:	None

The Consolidated financial information was prepared, in all material respects, in accordance with accounting principles generally accepted in Japan (" Japanese GAAP") and with the Japanese Securities and Exchange Law.

1. Information on Group Companies

Translation omitted.

2. Management Policy

Translation omitted.

3. Outlook for Consolidated Operating results for Fiscal 2001

Translation omitted.

Consolidated Balance Sheets

(Millions of Yen)

	March 31, 2001
Assets	
Current assets	204,482
Cash and time deposits	60,958
Cash segregated as deposits related to securities transactions	138
Receivables from customers and others	32
Prepaid expenses	63
Accounts receivable	35
Accrued revenue	517
Trading assets	1
Margin accounts:	56,637
Loans receivable from customers	52,421
Cash deposits as collateral for securities borrowed from securities finance companies	4,216
Securities held as collateral	86,041
Deferred income taxes	115
Others	1
Allowance for doubtful accounts	(55)
Fixed assets	3,539
Tangible fixed assets	1,038
Buildings	374
Equipment	379
Land	285
Intangible assets	1,765
Goodwill	3
Software	1,707
Telephone subscription rights	22
Others	33
Investments and others	736
Investment securities	106
Equity investment	132
Long-term loans receivable	2
Long-term loans receivable from employees	1
Long-term guarantee money deposited	80
Long-term guarantee securities deposited	13
Long-term prepaid expenses	32
Deferred income taxes	189
Others	180
Total Assets	208,021

(Millions of Yen)

	March 31, 2002
Assets	
Current assets	183,774
Cash in hand and at banks	7,472
Cash segregated as deposits	83,200
Net receivables arising form pre-settlement date trades	33
Margin account assets:	89,526
Loans receivable from customers	84,201
Cash deposits as collateral for securities borrowed from securities finance companies	5,324
Receivables from customers and others	5
Short-term guarantee deposits	2,245
Prepaid expenses	115
Accrued revenue	728
Deferred income taxes	483
Others	27
Allowance for doubtful accounts	(59)
Fixed assets	3,832
Tangible fixed assets	1,013
Buildings	368
Equipment	361
Land	285
Intangible assets	1,397
Software	1,352
Others	45
Investments and others	1,421
Investment securities	1,053
Equity investment	28
Long-term loans receivable	9
Long-term guarantee money deposited	81
Long-term prepaid expenses	3
Deferred income taxes	74
Others	173
Total Assets	187,606

(Millions of Yen)

	March 31, 2001
Liabilities	
Current liabilities	197,009
Short-term borrowings	782
Deposits received	29,327
Advances received	0
Unearned revenue	1
Accounts payable	415
Accrued expenses	231
Margin accounts:	46,391
Loans from securities finance companies	32,500
Proceeds of securities sold on customers' accounts	13,891
Guarantee money received	31,553
Guarantee securities received	86,041
Cash deposits as collateral for securities loaned	1,000
Accrued income taxes	1,170
Accrued bonuses	98
Long-term liabilities	1,380
Bond	500
Long-term borrowings	240
Installment purchase payable	465
Reserve for retirement benefits	176
Statutory reserves	232
Reserve for securities transactions	232
Total liabilities	198,621
Shareholders' equity	
Common Stock	634
Additional paid-in capital	200
Retained earnings	8,543
Net unrealized gain on investments	23
Treasury stock held by the Company	(1)
Total Shareholders' equity	9,400
Liabilities and shareholders' equity	208,021

(Millions of Yen)

	March 31,2002
Liabilities	
Current Liabilities	155,272
Margin account liabilities:	59,571
Loans from securities finance companies	38,420
Proceeds of securities sold on customers' accounts	21,151
Payables on collateralized securities transactions:	4,735
Cash deposits as collateral for securities loaned	4,735
Deposits received	39,113
Guarantee money received	48,535
Undelivered securities	2
Short-term borrowings	512
Deferred revenue	13
Accounts payable	924
Accrued expenses	403
Accrued income taxes	1,320
Accrued bonuses	111
Others	33
Long-term liabilities	721
Bond	500
Long-term borrowings	78
Installment purchase payable	143
Others	0
Statutory reserves	488
Reserve for securities transactions	488
Total liabilities	156,482
Shareholders' equity	
Common Stock	11,381
Additional paid-in capital	9,230
Retained earnings	10,311
Net unrealized gain on investments	203
Treasury stock held by the Company	(0)
Total Shareholders' equity	31,124
Liabilities and shareholders' equity	187,606

Consolidated Statements of Income

(Millions of Yen)

	Year ended March 31, 2001
Operating revenues	8,081
Commissions	6,677
Brokerage commissions	6,437
Subscription and distribution commissions	5
Others	235
Net gain on trading	75
Interest and dividend income	1,330
Operating Expenses	5,059
Selling, general and administrative expenses	4,419
Transaction related expenses	1,368
Employees' compensation and benefits	1,511
Occupancy and rental	541
Data processing and office supplies	503
Depreciation	372
Duties and taxes other than income taxes	30
Others	95
Interest expenses	640
Operating income	3,022
Non-operating income	22
Non-operating expenses	43
Ordinary income	3,001

(Millions of Yen)

	Year ended March 31, 2002
Operating revenues	12,785
Commissions	10,215
Brokerage commissions	9,543
Subscription and distribution commissions	157
Others	514
Net gain on trading	22
Interest and dividend income	2,549
Interest expenses	1,350
Net operating revenue	11,435
Selling, general and administrative expenses	7,067
Transaction related expenses	1,857
Employees' compensation and benefits	1,874
Occupancy and rental	799
Data processing and office supplies	964
Depreciation	1,437
Duties and taxes other than income taxes	29
Provision of allowance for doubtful account	7
Others	100
Operating income	4,368
Non-operating income	34
Non-operating expenses	463
New-share issuance costs	452
Others	11
Ordinary income	3,939

(Million of Yen)

	Year ended March 31, 2001
Special profits	536
Gain on sales of investment securities	526
Reversal of allowance for doubtful accounts	9
Special losses	573
Loss on sales and disposals of property and equipment	0
Loss on sales of investment securities	4
Provision for statutory reserves	124
Loss on cancellation of lease contracts	7
Loss on management of investment funds	20
Retirement bonus for Company's executives	7
Loss on disposals of software	362
Devaluation loss on corporate golf membership	49
Income before income taxes	2,963
Income taxes	1,414
Current	1,575
Deferred	(160)
Net income	1,549

(Millions of Yen)

	Year ended March 31, 2002
Special profits	76
Gain on sales of fixed assets	0
Gain on sales of investment securities	0
Recovery of write-offs	1
Net gain on settlement of retirement benefit plans	74
Special losses	421
Loss on sales and disposals of property and equipment	2
Loss on sales of investment securities	16
Provision for statutory reserves	257
Loss on cancellation of lease contracts	1
Retirement bonus for Company's executives	16
Loss on disposals of software	126
Devaluation loss on corporate golf membership and resort membership	2
Income before income taxes	3,595
Income taxes	1,725
Current	2,108
Deferred	(383)
Net income	1,870

Consolidated Statements of Retained Earnings

(Millions of Yen)

	March 31, 2001	March 31, 2002
Beginning balance of retained earnings	7,072	8,543
Decrease in retained earnings:	78	102
Dividends	30	41
Bonuses to directors and corporate auditors	48	61
Net income for current period	1,549	1,870
Retained earnings at end of period	8,543	10,311

Consolidated Statement of Cash Flows

(Millions of Yen)

	Year ended March 31, 2001	Year ended Mach 31, 2002
Cash flows from operating activities		
Income before income taxes	2,963	3,595
Depreciation and amortization	372	1,437
Net change in allowance for doubtful account	(10)	4
Increase in accrued bonuses	62	14
Net change in reserve for retirement benefits	19	(176)
Increase in reserve for securities transactions	124	257
Interest and dividend income	(108)	(29)
Interest expense	24	42
Interest income on margin transactions	(1,222)	(2,498)
Interest expenses on margin transactions	598	1,284
Gain on sales of equipment	–	(0)
Loss on sales and disposals of property and equipment	0	2
Loss on disposals of software	362	126
Gain on sales of investment securities	(526)	(0)
Loss on sales of investment securities	4	16
Devaluation loss on corporate golf and resort membership	49	2
Increase in deposits segregated for customers	(20,311)	—
Net change in cash segregated as deposits	—	(24,695)
Decrease in securities for trading purposes	271	1
Net change in margin transactions	(2,454)	—
Net change in margin assets and liabilities	—	(19,709)
Decrease in deposits received	2,697	9,786
Increase in cash collateral for securities loaned	1,000	3,735
Increase in guarantee money received	18,346	16,982
Net change in short-term guarantee deposits	—	(2,245)
Others	(345)	688
Sub total	1,914	(11,381)
Interest and dividends received	105	33
Interest paid	(23)	(42)
Interest on margin transactions received	1,111	2,355
Interest on margin transactions paid	(557)	(1,217)
Income taxes paid	(1,060)	(1,959)
Net cash flow from operating activities	1,490	(12,211)
Cash flows from investing activities		
Net change in time deposits	10	40
Payments for purchases of property and equipment	(276)	(121)
Proceeds from sales of property and equipment	—	0
Payments for purchases of intangible assets	(1,387)	(1,056)
Proceeds from sales of intangible assets	950	—
Payments for purchases of investment securities	—	(548)
Proceeds from sales of investment securities	702	12
Proceeds from maturity and cancellation repayment from insurance contracts	65	7
Others	1	(1)
Net cash flows from investing activities	65	(1,667)

	Year ended March 31,2001	Year ended March 31, 2002
Cash flows from financing activities		
Increase in short-term borrowings	300	(270)
Repayments of long-term borrowings	(162)	(162)
Repayments of installment purchase payables	(173)	(313)
Proceeds from issuance of bond debentures	458	—
Proceeds from issuance of new shares	24	19,324
Payments for purchase of treasury stocks	—	(0)
Proceeds from sale of treasury stocks	—	5
Dividends paid	(30)	(41)
Net cash flows from financing activities	417	18,543
Net change in cash and cash equivalent	1,972	4,665
Cash and cash equivalents at beginning of period	835	2,807
Cash and cash equivalents at end of period	2,807	7,472

Notes to Consolidated financial statements

Translation omitted.

Non-Consolidated Financial Summary under Japanese GAAP
For the Year Ended March 31, 2002

Date: May 2, 2002
Company name (code number): Matsui Securities, Co., Ltd. (8628)
Head office: 1-20-7, Nihombashi, Chuo-ku, Tokyo 103-8253, Japan
Stock exchange listing: (In Japan) Tokyo
For inquiries: Toshihiro Takagi
Managing Director, Matsui Securities Co., Ltd.
Tel: (Country Code 81) 3-3281-3121

Non-Consolidated Financial Summary for the Year Ended March 31, 2002

(1) Operating results (from April 1,2001 to March 31, 2002)

Note: All figures in the financial statements are rounded off to the nearest millionth.

	Operating revenues		Net operating revenues		Operating income		Ordinary income	
	(Millions of Yen)	(Yr/yr % change)	(Millions of Yen)	(Yr/yr % change)	(Millions of Yen)	(Yr/yr % change)	(Millions of Yen)	(Yr/yr % change)
Fiscal 2001 (2002/3)	12,785	(58.2)	11,435	(–)	4,357	(44.4)	3,921	(31.2)
Fiscal 2000 (2001/3)	8,081	(–)	–	(–)	3,017	(–)	2,989	(–)

	Net income		Earnings / share	Fully diluted earnings per share	Earnings / shareholder's equity
	(Millions of Yen)	(Yr/yr % change)	(Yen)	(Yen)	(%)
Fiscal 2001 (2002/3)	1,859	(20.5)	24.42	23.98	9.2
Fiscal 2000 (2001/3)	1,543	(–)	114.26	–	17.9

Note: Average number of shares outstanding
Fiscal 2001 (2002/3) 76,131,268 shares
Fiscal 2000 (2001/3) 13,500,087 shares

(2) Dividends

	Annual dividends per share(Yen)			Annual Dividends Paid (Mil of Yen)	Dividends Payout ratio (%)	Dividends per Shareholders' equity
		September 30	March 31			
Fiscal 2001 (2002/3)	3.19	0.00	3.19	279	15.03	0.90
Fiscal 2000 (2001/3)	3.00	–	3.00	41	2.64	0.43

(3) Financial Position

	Total assets (Millions of Yen)	Shareholders' equity (Millions of Yen)	Shareholders' equity ratio (%)	Shareholders' Equity / share (Yen)	Capital Adequacy ratio (%)
Fiscal 2001 (2002/3)	187,560	31,086	16.6	354.82	851.6
Fiscal 2000 (2001/3)	207,990	9,373	7.7	258.14	297.4

Note: Number of shares outstanding at end of period   Fiscal 2001 (2002/3) 87,611,080 shares (Treasury stocks: 168 shares)
Fiscal 2000 (2001/3) 36,309,040 shares (Treasury stocks: 2,996 shares)

Shareholders' equity ratio = Total shareholders' equity/ {(Total liabilities*) + Total shareholders' equity}

(*) Excluding securities deposited by customers as collateral.

The non-consolidated financial information was prepared, in all material respects, in accordance with accounting principles generally accepted in Japan ("Japanese GAAP") and with the Japanese Securities and Exchange Law.

Non-consolidated Balance Sheets

(Millions of Yen)

	March 31, 2001
Assets	
Current assets	204,430
Cash and time deposits	60,910
Cash segregated as deposits related to securities transactions	138
Receivables from customers and others	32
Prepaid expenses	58
Accounts receivable	35
Accrued revenue	517
Trading assets	1
Treasury stocks	1
Margin accounts:	56,637
Loans receivable from customers	52,421
Cash deposits as collateral for securities borrowed from securities finance companies	4,216
Securities held as collateral	86,041
Deferred income taxes	115
Others	1
Allowance for doubtful accounts	(55)
Fixed assets	3,560
Tangible fixed assets	675
Buildings	290
Equipment	379
Land	6
Intangible assets	1,765
Goodwill	3
Software	1,707
Telephone subscription rights	22
Others	33
Investments and others	1,120
Investment securities	106
Shares of affiliate company	450
Equity investment	132
Long-term loans receivable	2
Long-term loans receivable from employees	1
Long-term guarantee money deposited	15
Long-term guarantee securities deposited	13
Long-term prepaid expenses	32
Deferred income taxes	189
Others	180
Total Assets	207,990

(Millions of Yen)

	March 31, 2002
Assets	
Current assets	183,698
Cash in hand and at banks	7,401
Cash segregated as deposits	83,200
Net receivables arising form pre-settlement date trades	33
Margin account assets:	89,526
Loans receivable from customers	84,201
Cash deposits as collateral for securities borrowed from securities finance companies	5,324
Receivables from customers and others	5
Short-term guarantee deposits	2,245
Prepaid expenses	110
Accrued revenue	728
Deferred income taxes	482
Others	27
Allowance for doubtful accounts	(59)
Fixed assets	3,862
Tangible fixed assets	660
Buildings	293
Equipment	361
Land	6
Intangible assets	1,397
Software	1,352
Others	45
Investments and others	1,805
Investment securities	1,053
Shares of affiliate company	450
Equity investment	28
Long-term loans receivable	9
Long-term guarantee money deposited	15
Long-term prepaid expenses	3
Deferred income taxes	74
Others	173
Total Assets	187,560

(Millions of Yen)

	March 31, 2001
Liabilities	
Current liabilities	197,006
Short-term borrowings	782
Deposits received	29,327
Unearned revenue	1
Accounts payable	414
Accrued expenses	231
Margin accounts:	46,391
Loans from securities finance companies	32,500
Proceeds of securities sold on customers' accounts	13,891
Guarantee money received	31,553
Guarantee securities received	86,041
Cash deposits as collateral for securities loaned	1,000
Accrued income taxes	1,168
Accrued bonuses	98
Long-term liabilities	1,380
Bond	500
Long-term borrowings	240
Installment purchase payable	465
Reserve for retirement benefits	176
Statutory reserves	232
Reserve for securities transactions	232
Total liabilities	198,617
Shareholders' equity	
Common Stock	634
Additional paid-in capital	200
Earned surplus reserve	158
Other retained earnings	8,357
Voluntary reserve	4,250
Unappropriated retained earnings	4,107
Net unrealized gain on investments	23
Total Shareholders' equity	9,373
Liabilities and shareholders' equity	207,990

(Millions of Yen)

	March 31,2002
Liabilities	
Current Liabilities	155,265
Margin account liabilities:	59,571
Loans from securities finance companies	38,420
Proceeds of securities sold on customers' accounts	21,151
Payables on collateralized securities transactions:	4,735
Cash deposits as collateral for securities loaned	4,735
Deposits received	39,113
Guarantee money received	48,535
Undelivered securities	2
Short-term borrowings	512
Deferred revenue	13
Accounts payable	923
Accrued expenses	403
Accrued income taxes	1,314
Accrued bonuses	111
Others	33
Long-term liabilities	721
Bond	500
Long-term borrowings	78
Installment purchase payable	143
Statutory reserves	488
Reserve for securities transactions	488
Total liabilities	156,474
Shareholders' equity	
Common Stock	11,381
Additional paid-in capital	9,230
Earned surplus reserve	159
Other retained earnings	10,114
Voluntary reserve	4,250
Unappropriated retained earnings	5,864
Net unrealized gain on investments	203
Treasury stock	(0)
Total Shareholders' equity	31,086
Liabilities and shareholders' equity	187,560

Non-Consolidated Statements of Income

(Millions of Yen)

	Year ended March 31, 2001
Operating revenues	8,081
Commissions	6,677
Brokerage commissions	6,437
Subscription and distribution commissions	5
Others	235
Net gain on trading	75
Interest and dividend income	1,329
Operating Expenses	5,064
Selling, general and administrative expenses	4,423
Transaction related expenses	1,366
Employees' compensation and benefits	1,506
Occupancy and rental	571
Data processing and office supplies	503
Depreciation	360
Duties and taxes other than income taxes	23
Others	94
Interest expenses	640
Operating income	3,017
Non-operating income	15
Non-operating expenses	43
Ordinary income	2,989

(Millions of Yen)

	Year ended March 31, 2002
Operating revenues	12,785
Commissions	10,215
Brokerage commissions	9,543
Subscription and distribution commissions	157
Others	514
Net gain on trading	22
Interest and dividend income	2,549
Interest expenses	1,350
Net operating revenue	11,435
Selling, general and administrative expenses	7,079
Transaction related expenses	1,857
Employees' compensation and benefits	1,869
Occupancy and rental	833
Data processing and office supplies	964
Depreciation	1,427
Duties and taxes other than income taxes	22
Provision of allowance for doubtful account	7
Others	99
Operating income	4,357
Non-operating income	28
Non-operating expenses	463
New-share issuance costs	452
Others	11
Ordinary income	3,921

(Million of Yen)

	Year ended March 31, 2001
Special profits	536
Gain on sales of investment securities	526
Reversal of allowance for doubtful accounts	9
Special losses	573
Loss on sales and disposals of property and equipment	0
Loss on sales of investment securities	4
Provision for statutory reserves	124
Loss on cancellation of lease contracts	7
Loss on management of investment funds	20
Retirement bonus for Company's executives	7
Loss on disposals of software	362
Devaluation loss on corporate golf membership	49
Income before income taxes	2,952
Income taxes	1,409
Current	1,570
Deferred	(160)
Net income	1,543
Unappropriated retained earnings at the beginning of period	2,565
Unappropriated retained earnings at the end of period	4,107

(Millions of Yen)

	Year ended March 31, 2002
Special profits	76
Gain on sales of fixed assets	0
Gain on sales of investment securities	0
Recovery of write-offs	1
Net gain on settlement of retirement benefit plans	74
Special losses	421
Loss on sales and disposals of property and equipment	2
Loss on sales of investment securities	16
Provision for statutory reserves	257
Loss on cancellation of lease contracts	1
Retirement bonus for Company's executives	16
Loss on disposals of software	126
Devaluation loss on corporate golf membership and resort membership	2
Income before income taxes	3,576
Income taxes	1,717
Current	2,100
Deferred	(383)
Net income	1,859
Unappropriated retained earnings at the beginning of period	4,005
Unappropriated retained earnings at the end of period	5,864

Notes to Non-consolidated financial statements

Translation omitted.

Statements of Appropriation of Retained Earnings

(Millions of Yen)

	Fiscal 2000 (June 1, 2001)	Fiscal 2001 (Appropriation Plan: shareholders' meetings to be held on June 16, 2002)
Unappropriated retained earnings at the beginning of period	4,107	5,864
Appropriation:	102	279
Earned surplus reserve	1	–
Dividends	41	279
Bonuses to directors	57	–
Bonuses to corporate auditors	4	–
Unappropriated retained earnings brought forward to the following period	4,005	5,585

Supplemental Information for Non-Consolidated Financial Summary

1. Commission Revenues

(1) Commission Revenues by Item

(Millions of Yen)

	Year ended March 31, 2002 (A)	Year ended March 31, 2001 (B)	Comparison (A) / (B)
Brokerage commission	9,543	6,437	148.3%
(Stocks)	9,489	6,434	147.5%
(Bonds)	1	1	64.1%
(Beneficiary certificates)	54	2	2,523.7%
Subscription and distribution	157	5	3,335.6%
Others	514	235	218.5%
Total	10,215	6,677	153.0%

(2) Commission Revenues by Product

(Millions of Yen)

	Year ended March 31, 2002 (A)	Year ended March 31, 2001 (B)	Comparison (A) / (B)
Stocks	9,798	6,533	150.0%
Bonds	2	7	25.4%
Beneficiary certificates	73	61	119.9%
Others	342	76	450.1%
Total	10,215	6,677	153.0%

2. Net Trading Gains

(Millions of Yen)

	Year ended March 31, 2002 (A)	Year ended March 31, 2001 (B)	Comparison (A) / (B)
Stocks	22	65	34.2%
Bonds and others	△1	9	–
Bonds	△1	1	–
Others	–	8	–
Total	22	75	28.8%

3. Stock Trading

(Millions of shares, Millions of Yen)

	Year ended March 31, 2002		Year ended March 31, 2001		Comparison	
	Number of shares	Value	Number of shares	Value	Number of shares	Value
Total	12,797	5,520,103	6,156	3,333,266	207.9%	165.6%
(Proprietary trading)	34	33,934	68	71,194	50.7%	47.7%
(Brokerage)	12,763	5,486,170	6,089	3,262,072	209.6%	168.2%
Brokerage / Total	99.7%	99.4%	98.9%	97.9%		
Brokerage commission per share(yen)	0.70 Yen		0.98 Yen			

4. Subscription and Distribution

(Millions of shares, Millions of Yen)

		Year ended March 31, 2002 (A)	Year ended March 31, 2001 (B)	Comparison (A) / (B)
Stocks	(Number of shares)	3	0	–
	(Value)	4,826	35	13,823.5%
Bonds	(Face value)	180	1,530	11.8%
Beneficiary certificates	(Face value)	3,511	10,772	32.6%
Commercial paper and others	(Face value)	–	–	–

5. Capital Adequacy Ratio

(Millions of Yen)

			As of March 31, 2002	As of March 31, 2001
Tier I Capital		(A)	30,883	9,248
Tier II Capital	Net unrealized gain on investment		203	23
	Statutory reserves		488	232
	Allowance for doubtful accounts		59	55
	Subordinated debts		500	500
	Total	(B)	1,250	810
Assets to be deducted from equity capital		(C)	3,075	3,671
Equity capital after deduction (A) + (B) − (C)		(D)	29,058	6,387
Risk	Market risk		111	10
	Counterparty risk		1,903	1,183
	Basic risk		1,398	954
	Total	(E)	3,412	2,147
Capital Adequacy Ratio(%)		(D) / (E)	851.6%	297.4%

Note: Capital adequacy ratio as of March 31, 2001 is calculated with appropriated retained earnings being deducted from Tier I Capital, while the ratio as of March 31, 2002 is calculated without such deduction.

Operational Information for Netstock

First half of fiscal year 1999

	Apr. 1999	May 1999	Jun. 1999	Jul. 1999	Aug. 1999	Sep. 1999
Number of Netstock accounts (change)	4,097 (854)	5,226 (1,129)	6,401 (1,175)	8,679 (2,278)	10,586 (1,907)	13,286 (2,700)
Number of Netstock margin accounts (change)	427 (68)	531 (104)	651 (120)	803 (152)	1,067 (264)	1,418 (351)
Number of share trades via Netstock	14,569	12,455	20,139	26,819	28,068	39,609
Total value of shares traded via Netstock(Millions of Yen)	11,434	9,561	17,989	27,287	26,995	38,689

Second half of fiscal year 1999

	Oct. 1999	Nov. 1999	Dec. 1999	Jan. 2000	Feb. 2000	Mar. 2000
Number of Netstock accounts (change)	18,085 (4,799)	20,823 (2,738)	22,714 (1,891)	24,815 (2,101)	27,577 (2,762)	29,768 (2,191)
Number of Netstock margin accounts (change)	2,987 (1,569)	3,681 (694)	4,136 (455)	4,539 (403)	5,007 (468)	5,453 (446)
Number of share trades via Netstock	94,385	146,952	141,655	153,773	181,408	211,176
Total value of shares traded via Netstock(Millions of Yen)	92,902	170,220	163,266	180,021	234,337	248,548

First half of fiscal year 2000

	Apr. 2000	May 2000	Jun. 2000	Jul. 2000	Aug. 2000	Sep. 2000
Number of Netstock accounts (change)	30,226 (458)	30,856 (630)	31,842 (986)	32,739 (897)	34,206 (1,467)	35,118 (912)
Number of Netstock margin accounts (change)	5,847 (394)	6,239 (392)	6,780 (541)	7,470 (690)	8,201 (731)	8,780 (579)
Number of share trades via Netstock	190,054	195,546	244,315	230,677	238,915	237,761
Total value of shares traded via Netstock(Millions of Yen)	202,550	211,881	242,515	232,400	257,194	235,491

Second half of fiscal year 2000

	Oct. 2000	Nov. 2000	Dec. 2000	Jan. 2001	Feb. 2001	Mar. 2001
Number of Netstock accounts (change)	35,638 (520)	36,649 (1,011)	38,017 (1,368)	39,518 (1,501)	42,397 (2,879)	45,353 (2,956)
Number of Netstock margin accounts (change)	9,052 (272)	9,552 (500)	9,990 (438)	10,141 (151)	10,896 (755)	11,607 (711)
Number of share trades via Netstock	266,295	289,533	333,601	329,181	374,035	522,513
Total value of shares traded via Netstock(Millions of Yen)	251,411	252,883	277,347	283,804	301,900	426,629

First half of fiscal year 2001

	Apr. 2001	May 2001	Jun. 2001	Jul. 2001	Aug. 2001	Sep. 2001
Number of Netstock accounts (change)	48,153 (2,800)	51,396 (3,243)	53,910 (2,514)	57,715 (3,805)	60,278 (2,563)	63,100 (2,822)
Number of Netstock margin accounts (change)	12,203 (596)	12,873 (670)	13,672 (799)	14,399 (727)	15,209 (810)	16,417 (1,208)
Number of share trades via Netstock	544,373	575,337	449,917	430,793	554,559	521,489
Total value of shares traded via Netstock(Millions of Yen)	474,530	538,348	396,759	364,249	462,512	413,319

Second half of fiscal year 2001

	Oct. 2001	Nov 2001	Dec. 2001	Jan. 2002	Feb. 2002	Mar. 2002
Number of Netstock accounts (change)	65,772 (2,672)	67,104 (1,332)	68,366 (1,262)	70,238 (1,872)	72,292 (2,054)	74,106 (1,814)
Number of Netstock margin accounts (change)	17,575 (1,158)	18,344 (769)	18,999 (655)	19,711 (712)	20,337 (626)	20,919 (582)
Number of share trades via Netstock	613,945	572,121	553,366	516,670	570,464	773,679
Total value of shares traded via Netstock(Millions of Yen)	502,760	471,598	397,715	369,197	427,763	672,706